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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-00831

SEC Mail Processing

FEB 18 2022

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

TYPE OF REGISTRANT (check all applicable boxes):

x Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE 200

SEATTLE	WA	98109-3031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN O. NELSON, JR.	(206) 682-6261
	(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – *if individual, state last, first, middle name)*

9221 Corbin Ave Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMD

OATH OR AFFIRMATION

I, Martin O. Nelson, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Martin Nelson & Co., Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SABINE KOENIG
COMMISSION EXPIRES
NOTARY
PUBLIC
FEB 2, 2023
STATE OF WASHINGTON

Signature: Martin O. Nelson Jr.
Title: President

Notary Public

This filing contains (check all applicable boxes):**

- (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- (d) Statement of cash flows.
- (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- (g) Notes to consolidated financial statements.
- (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Martin Nelson & Co., Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
February 15, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS		
Cash	$	55,735
Receivable from clearing broker		1,164,636
Accounts receivable		82,266
Prepaid expenses		12,795
Investments		2,743,318
Fixed assets, net of accumulated depreciation of $404,936		419,403
	$	4,478,153
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	56,751
Income tax payable		117,500
Deferred Tax liability		66,200
Total liabilities		240,451
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding		14,710
Retained earnings		4,222,992
		4,237,702
	$	4,478,153

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2021

Revenues		
Commissions	$	1,600,996
Advisor income		739,339
Realized gain on securities held as investments		41,062
Unrealized gain on securities held as investments		386,853
PPP Loan forgiveness		130,400
Interest and dividends		102,740
12-b1 fees		72,753
Fees from municipal underwriting		59,226
Total revenues		3,133,369
Expenses		
Compensation and benefits		1,313,510
Rent		149,094
Profit sharing contribution		184,019
Taxes, other than on income		116,030
Contributions		64,198
Dues and subscriptions		63,053
Depreciation		46,201
Professional fees		45,752
Insurance		40,880
Office supplies		21,139
Auto		13,954
Telephone		11,382
Interest		9,764
Other operating expenses		5,188
Advertising		5,000
Entertainment		2,863
Underwriting expense		1,234
Meals		270
Total expenses		2,093,531
Income (loss) before income tax provision (benefit)		1,039,838
Income tax provision/(benefit)		214,576
Net income (loss)	**$**	**825,262**

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2021

	Common Shares	Common Stock	Retained Earnings	Total
Balance, December 31, 2020	1,471	$ 14,710	$ 3,397,730	$ 3,412,440
Net income (loss)			825,262	825,262
Balance, December 31, 2021	1,471	$ 14,710	$ 4,222,992	$ 4,237,702

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

Cash flow from operating activities:		
Net income (loss)		$ 825,262
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	46,201	
Forgiveness of PPP Loan	(130,400)	
(Increase) decrease in:		
Receivable from clearing broker	(834,628)	
Accounts receivable	(9,314)	
Prepaid expenses	(2,997)	
Deferred tax asset	44,300	
Investments	(62,578)	
(Decrease) increase in:		
Accounts payable	(25,689)	
Income tax payable	117,500	
Deferred tax liabilities	66,200	
Total adjustments		(791,405)
Net cash provided by (used in) operating activities		$ 33,857
Cash flow from investing activities:		-
Cash flow from financing activities:		-
Net increase (decrease) in cash		33,857
Cash at December 31, 2020		21,878
Cash at December 31, 2021		$ 55,735

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	9,765
Income taxes	$	15,051

Supplemental disclosure of non-cash transactions:
The Company received a $130,400 Paycheck Protection Program loan that was foriven in the current year.

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. ("the Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company's customers are primarily individuals located in the Pacific Northwest. The Company is also involved in underwriting of municipal bonds and earns an underwriting fee when the underwriting is completed. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations. Customer transactions are cleared on a fully disclosed basis through a clearing broker.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash

The Company maintains its cash balances at various financial institutions. The balances occasionally exceed federally insured limits. Cash balances are available for immediate withdrawal.

Revenue From Contracts With Customers

Revenues are recognized when the services are delivered to our customers, in an amount that is based on the consideration the firm expects to receive in exchange for those services when such amounts are not probable of significant reversal.

- *Municipal Underwriting*

  Revenue from municipal underwriting activities consists of revenues earned from underwriting municipal bonds. Gain on securities held for resale represent the markup on municipal bonds underwritten.

  Underwriting revenues are generally recognized on trade date if there is no uncertainty or contingency related to the amount to be paid.

- *Commissions and Fees*

  Commissions and fee revenues result from transaction-based arrangements in which the client is charged a fee for the execution of transactions. Such revenues primarily arise from transactions in equity securities, services related to sales and trading activities, and sales of mutual funds and options. Commissions and fee revenues are recognized on trade date when the performance obligation is satisfied. 12b-1 fees are earned over the time the investor stays invested in the mutual

fund. These 12b-1 fees are recorded when received. Generally accepted accounting principles requires the Company to record 12b-1 fees on a trade-date basis. However, the Company records 12b-1 fees on a cash basis. The difference between trade-date and cash basis is immaterial to the financial statements.

- *Investment Advisory Fees*

  Advisory fees are based on a percentage of the assets under management. The fees are charged after every quarter in arrears. The fees are negotiable and may change as the value of the portfolio changes. The fees depend on the size of the account, the amount of time a client has had an account with the Company, the total amount of business the client conducts with us and other relevant considerations.

The Firm has no receivables or liabilities from contracts with customers. For contracts with a term less than one-year, incremental costs to obtain the contract are expensed as incurred.

As of December 31, 2021, the firm does not have any remaining performance obligations under contracts with customers.

Investment Earnings

Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Interest and Dividend Income

Interest and dividend income is recognized when earned.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions. An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for investments measured at fair value, including a general description of the investments.

Investments

Investments consist of various common stocks as well as one investment management fund. Fair value of common stocks is based on quoted prices in active markets and is classified within Level 1 of the fair value hierarchy. After initial recognition, in determining the fair market value on non-exchange-traded

externally managed funds, the firm generally considers the Net Asset Value (NAV) of the fund provided by the fund manager to be the best estimate of the fair value. There are no unfunded commitments. The hedge funds can be redeemed annually, and the redemption notice is 45 days.

Money Market

Money market fund are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash equivalents in the table above.

The fair value of investments at December 31, 2021, was determined within the above fair value hierarchy as follows:

	Level 1 Inputs	Total
Assets		
Cash Equivalents	1,047,592	1,047,592
Common stocks	$ 2,604,828	$ 2,604,828
Total investments at fair value	$ 3,652,420	$ 3,652,420
Hedge Funds at NAV (Level 3 Inputs)		$ 138,490
Total Investments		$ 3,790,910

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2021:

Balance as of December 31,2020	$ 107,033
Change in gain (loss)	31,457
Balance as of December 31,2021	$ 138,490

Fixed Assets

Fixed assets are stated at cost and are depreciated using straight-line methods over estimated useful life of seven years. Leasehold improvements are amortized using straight-line over the shorter of their estimated lives or the anticipated term of the lease and are fully amortized as of December 31, 2021. Depreciation expense for the year ended December 31, 2021 was $46,201.

		Useful Life
Airplane	$ 481,004	5 years
Leasehold Improvements	343,335	39 years
Total fixed assets	824,339	
Accumulated Depreciation	-404,935	
Fixed assets, net of depreciation	$ 419,404	

Advertising

Advertising costs are expensed as incurred. For the year ending December 31, 2021, advertising expense was $5,000.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates.
The Company's deferred tax assets and liabilities result from unrealized gains on investments and differences in depreciation rates on property. At December 31, 2021, the components of net deferred tax assets are as follows:

Furniture and equipment depreciation	$	19,500
Investments		(89,500)
Charitable Contributions Current Year		3,800
	$	(66,200)

The income tax expense is composed of:

Current provision	$	104,076
Deferred tax benefit		110,500
Total income tax provision (benefit)	$	214,576

The provision for federal income tax may differ from the statutory rate primarily due to interest income that is exempt from tax and the dividends received deduction.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2021.

Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2. Clearing Broker

The Company has an agreement with another securities broker and dealer to act as a clearing broker for the Company on a fully disclosed basis. The clearing broker clears all security transactions and maintains customer accounts. In addition, the clearing broker holds most of the Company's securities held for resale and investments.

Note 3. Leases

The Company has an office lease agreement with a company owned by the president's immediate family members. The office space is leased under an operating lease that is month to month. As such the Company has elected the practical expedient for short term leases under ASC 842 and therefore there is no right of use asset or lease liability recognized on the statement of financial condition as of December 31, 2021. The total rent expense paid to the related party amounted to $149,094 for the year ended December 31, 2021.

Note 4. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2021.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2021, the Company had computed net capital of $3,055,949 which was in excess of the required net capital level by $2,805,949. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 10 to 1. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

Note 6 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: Profit Sharing Plan

Effective November 1, 1955, the Company adopted a qualified Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan after completing 2 years of service and attaining age 21. The

Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are 100% vested at all times. The Company recorded profit sharing contributions of $184,019 for the year ended December 31, 2021.

Note 8: Bank Loan Payable

In response to COVID-19, the Company received a loan in the amount of $130,400 under the SBA Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 26, 2020. During the year ended December 31, 2021, the Company applied for and has been notified that the Small Business Administration has forgiven the $130,400 loan and it was recognized as PPP Loan Forgiveness on the Statement of Income.

S U P P L E M E N T A R Y   I N F O R M A T I O N

MARTIN NELSON & CO., INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2021

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$	4,237,702
Deductions:		
Furniture and equipment		419,403
Petty cash		50
Accounts receivable		199,340
Prepaid expenses		12,794
		631,587
Haircuts on securities:		
Equity securities and money market fund		550,166
Undue concentration haircuts		-
		550,166
Total deductions and haircuts		1,181,753
Net capital		3,055,949
Minimum net capital		250,000
Excess net capital	$	2,805,949

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2021.

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness

Accounts payable and accrued expenses	$	56,751
Income tax payable		117,500
Total aggregate indebtedness	$	174,251

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$	250,000
Percentage of aggregate indebtedness to net capital		5.7%
Ratio of aggregate indebtedness to net capital		0.05 to 1

See report of independent registered public accounting firm

MARTIN NELSON & CO., INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

December 31, 2021

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts proprietary trading and direct business with mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See report of independent registered public accounting firm

Martin Nelson & Co., Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Martin Nelson & Co., Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Martin Nelson & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Martin Nelson & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) Martin Nelson & Co., Inc. stated that Martin Nelson & Co., Inc. met the identified exemption provisions throughout the year ended December 31, 2021 without exception, and (3) Martin Nelson & Co., Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2021. Martin Nelson & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Martin Nelson & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Northridge, California
February 15, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Exemption Report For the Year Ended December 31, 2021

Martin Nelson & Co., Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; and (2) direct subscription-way sale of mutual funds. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception..

I, Martin Nelson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Martin Nelson & Co., Inc.

Martin O. Nelson Jr.

Martin O. Nelson, Jr.
President

Martin Nelson & Co., Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of Martin Nelson & Co., Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Martin Nelson & Co., Inc. and the SIPC, solely to assist you and SIPC in evaluating Martin Nelson & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Martin Nelson & Co., Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Martin Nelson & Co., Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Martin Nelson & Co., Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Northridge, California
February 15, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle
800.848.0008
www.AAICPAs.com

Martin Nelson & Co., Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2021

		Amount
Total assessment	$	3,904
SIPC-6 general assessment Payment made on July 9, 2021		(2,009)
SIPC-7 general assessment Payment made on February 3, 2022		(1,895)
Total assessment balance (overpayment carried forward)	$	-